FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

For the month of February 2003.
Total number of pages: 35 .
The exhibit index is located on page 1.

NIDEC CORPORATION

(Translation of registrant´s name into English)

10 Tsutsumisoto-cho, Nishikyogoku

Ukyo-ku, Kyoto 615-0854, Japan

        (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

Page Number

Press release of February 28, 2003 regarding Interim Financial      2

   Statements results for the nine months ended

   December 31, 2002 (U.S .GAAP)

NEWS RELEASE

NIDEC CORPORATION

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Senior Director
Investor Relations
Corporate Planning
+81-75-316-3644
hiroshi_toriba@notes.nidec.co.jp

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2002 (FROM APRIL 1, 2002 TO DECEMBER 31, 2002)

CONSOLIDATED

Released on February 28, 2003

NIDEC CORPORATION

10 Tsutsumisoto-cho, Nishikyogoku

Ukyo-ku, Kyoto 615-0854 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2002 (U.S.GAAP, unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts)
	For the three months ended December 31,
	2001	2002	2002
Net sales	¥50,384	¥59,430	$495,663
Operating income	4,063	5,113	42,644
Income before provision for income taxes	4,455	3,733	31,134
Net income	2,648	2,733	22,794

Per share data
Net income
－Basic	¥41.66	¥42.99	$0.36
－Diluted	¥39.63	¥40.89	$0.34
	For the nine months ended December 31,
	2001	2002	2002
Net sales	¥137,143	¥174,766	$1,457,598
Operating income	7,868	13,326	111,143
Income before provision for income taxes	6,942	8,994	75,012
Net income	3,099	7,745	64,595

Per share data
Net income
－Basic	¥48.76	¥121.84	$1.02
－Diluted	¥46.82	¥115.92	$0.97

CONSOLIDATED BALANCE SHEETS

	2002		December 31, 2002
	March 31	December 31
Current assets	¥124,682	¥115,082	$959,816
Investment	36,159	35,335	294,704
Property,plant, equipment and others	97,070	98,176	818,816
Total assets	257,911	248,593	2,073,336

Current liabilities	131,216	124,320	1,036,864
Long-term liabilities	32,032	27,930	232,944
Minority interest in consolidated subsidiaries	9,188	9,093	75,838
Sharehlders' equity	85,475	87,250	727,690
Total liabilities and shareholders' equity	¥257,911	¥248,593	$2,073,336

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

As used in this document, references to "we," "our" and "us" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; "U.S. dollar" or "$" means the lawful currency of the United States of America, and "yen" or "¥" means the lawful currency of Japan; and "U.S. GAAP" means accounting principles generally accepted in the United States, and "Japanese GAAP" means accounting principles generally accepted in Japan.

Results of Operations - Three and Nine Months Ended December 31, 2002 Compared to Three and Nine Months Ended December 31, 2001

Net Sales

Our net sales increased ¥9,046 million, or 18.0%, from ¥50,384 million for the three months ended December 31, 2001 to ¥59,430 million for the three months ended December 31, 2002. This increase was mainly due to the addition of newly consolidated companies. Net sales of Nidec Tosok Corporation, Nidec-Shimpo Corporation and certain other affiliated companies, in which we increased our ownership interest and which became consolidated subsidiaries in February 2002, were included in our net sales for the three months ended December 31, 2002. The total net sales of these newly consolidated companies was ¥11,570 million, which consisted of ¥8,083 million to external customers and ¥3,487 million to group companies. Therefore excluding the contribution from these newly consolidated companies, net sales increased ¥963 million, or 1.9%, to ¥51,347 million. The gross profit ratio increased from 18.6% for the three months ended December 31, 2001 to 19.3% for the three months ended December 31, 2002 mainly due to the higher gross profit ratio of our newly consolidated companies.

Our net sales increased ¥37,623 million, or 27.4%, from ¥137,143 million for the nine months ended December 31, 2001 to ¥174,766 million for the nine months ended December 31, 2002. The gross profit ratio increased from17.1% for the nine months ended December 31, 2001 to 18.9% for the nine months ended December 31, 2002.

Net sales of our hard disk drive spindle motors decreased ¥735 million, or 2.7%, from ¥26,775 million for the three months ended December 31, 2001 to ¥26,040 million for the three months ended December 31, 2002 mainly due to the drop in unit prices despite an increase in unit shipments. Net sales of hard disk drive spindle motors accounted for 53.1% of total net sales for the three months ended December 31, 2001 and 43.8% for the three months ended December 31, 2002. Net sales of fluid dynamic bearing motors accounted for 58.7% of total net sales of hard disk drive spindle motors for the three months ended December 31, 2002.

Net sales of our hard disk drive spindle motors increased ¥6,095 million, or 9.1%, from ¥67,166 million for the nine months ended December 31, 2001 to ¥73,261 million for the nine months ended December 31, 2002. Net sales of hard disk drive spindle motors accounted for 49.0% of total net sales for the nine months ended December 31, 2001 and 41.9% of total net sales for the nine months ended December 31, 2002.

Net sales of other small precision brushless DC motors increased ¥503 million, or 8.2%, from ¥6,150 million for the three months ended December 31, 2001 to ¥6,653 million for the three months ended December 31, 2002. This increase resulted from the growth of brushless DC motors mainly used for DVD, CD-R and CD-R/W products. Net sales from other small precision brushless DC motors accounted for 12.2% of total net sales for the three months ended December 31, 2001 and 11.2% for the three months ended December 31, 2002.

Net sales of other small precision brushless DC motors increased ¥3,789 million, or 24.9%, from ¥15,212 million for the nine months ended December 31, 2001 to ¥19,001 million for the nine months ended December 31, 2002. Net sales from other small precision brushless DC motors accounted for 11.1% of total net sales for the nine months ended December 31, 2001 and 10.9% for the nine months ended December 31, 2002.

Net sales of brushless DC fans increased ¥953 million, or 16.7%, from ¥5,709 million for the three months ended December 31, 2001 to ¥6,662 million for the three months ended December 31, 2002. This was primarily due to increased demand for fan motors used in home video game consoles although market demand for these products began to soften as compared with the second quarter. Net sales from brushless DC fans accounted for 11.3% of total net sales for the three months ended December 31, 2001 and 11.2% for the three months ended December 31, 2002.

Net sales of brushless DC fans increased ¥5,300 million, or 31.3%, from ¥16,912 million for the nine months ended December 31, 2001 to ¥22,212 million for the nine months ended December 31, 2002. Net sales from brushless DC fans accounted for 12.3% of total net sales for the nine months ended December 31, 2001 and 12.7% for the nine months ended December 31, 2002.

Net sales of mid-size motors increased ¥500 million, or 6.0%, from ¥8,364 million for the three months ended December 31, 2001 to ¥8,864 million for the three months ended December 31, 2002. This increase was primarily due to sales of motors for automobile power steering systems, which was partially offset by the decreased sales of motors for home electric appliances and industrial machines in the sluggish market. Net sales of mid-size motors accounted for 16.6% of total net sales for the three months ended December 31, 2001 and 14.9% for the three months ended December 31, 2002.

Net sales of mid-size motors increased ¥1,130 million, or 4.2%, from ¥26,695 million for the nine months ended December 31, 2001 to ¥27,825 million for the nine months ended December 31, 2002. Net sales of mid-size motors accounted for 19.5% of total net sales for the nine months ended December 31, 2001 and 15.9% for the nine months ended December 31, 2002.

Net sales of machinery and power supplies increased ¥4,400 million, or 327.1%, from ¥1,345 million for the three months ended December 31, 2001 to ¥5,745 million for the three months ended December 31, 2002. The increase was due to the addition of ¥4,412 million of net sales from two newly consolidated companies, Nidec Tosok Corporation and Nidec-Shimpo Corporation. Excluding the contribution from these new companies, net sales decreased ¥12 million, or 0.9%, to ¥1,333 million.

Net sales of machinery and power supplies increased ¥11,651 million, or 233.1%, from ¥4,999 million for the nine months ended December 31, 2001 to ¥16,650 million for the nine months ended December 31, 2002.

Net sales of other products increased ¥3,190 million, or 234.4%, from ¥1,361 million for the three months ended December 31, 2001 to ¥4,551 million for the three months ended December 31, 2002. This increase was due to the addition of ¥3,486 million of net sales of automobile parts by Nidec Tosok Corporation. Excluding the contribution from Nidec Tosok Corporation, net sales decreased ¥296 million, or 21.7%, to ¥1,065 million due to the decline of ¥621 million in sales of pivot assemblies produced at Nidec Singapore Pte. Ltd.

Net sales of other products increased ¥8,832 million, or 199.3%, from ¥4,432 million for the nine months ended December 31, 2001 to ¥13,264 million for the nine months ended December 31, 2002.

Cost of Products Sold

Our cost of products sold increased 17.0% from ¥40,997 million for the three months ended December 31, 2001 to ¥47,950 million for the three months ended December 31, 2002. Much of the increase in absolute terms was attributable to our newly consolidated subsidiaries and increased depreciation of tangible fixed assets related to the expansion of our fluid dynamic bearing production capacity during the period ended December 31, 2002. Excluding the contribution from these newly consolidated companies, cost of products sold increased ¥245 million, or 0.6% to ¥41,242 million. As a percentage of net sales, cost of sales decreased from 81.4% to 80.7%. This decrease was primarily due to increased efficiencies of scale realized by increased mass production of fluid dynamic bearing motors. Our cost of products sold increased 24.6% from ¥113,726 million for the nine months ended December 31, 2001 to ¥141,671 million for the nine months ended December 31, 2002.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased 19.0% from ¥3,927 million for the three months ended December 31, 2001 to ¥4,673 million for the three months ended December 31, 2002. This increase was mainly due to the addition of our newly consolidated subsidiaries which added ¥1,242 million to our selling, general and administrative expenses. Excluding the contribution from these newly consolidated companies, selling, general and administrative expenses decreased ¥496 million, or 12.6% to ¥3,431 million. As a percentage of net sales, selling, general and administrative expenses remained relatively stable, moving from 7.8% to 7.9% of net sales. Our selling, general and administrative expenses increased 30.8% from ¥11,249 million for the nine months ended December 31, 2001 to ¥14,710 million for the nine months ended December 31, 2002.

Our accounting for goodwill has been changed by the adoption of new accounting standards, Statement of Financial Accounting Standards No. 142 ("SFAS 142"), which became effective on April 1, 2002. Under SFAS 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, as previous standards required, but are tested for impairment annually. As a result we ceased to amortize ¥3,663 million of goodwill on a straight-line basis over its estimated useful life. As a result of the adoption of SFAS 142, for the three-month period ended December 31, 2002, we did not recognize ¥242 million of goodwill amortization expense that would have been recognized if the previous standards had been in effect.

Research and Development Expenses

Our research and development expenses increased 21.3% from ¥1,397 million for the three months ended December 31, 2001 to ¥1,694 million for the three months ended December 31, 2002. This increase was mainly due to the addition of our newly consolidated subsidiaries. Excluding the contribution from these newly consolidated companies, research and development expenses increased ¥25 million, or 1.8% to ¥1,422 million. As a percentage of net sales, research and development expenses increased from 2.8% to 2.9%. Our research and development expenses increased 17.7% from ¥4,300 million for the nine months ended December 31, 2001 to ¥5,059 million for the nine months ended December 31, 2002.

Operating Income

As a result of the foregoing factors, our operating income increased 25.8% from ¥4,063 million for the three months ended December 31, 2001 to ¥5,113 million for the three months ended December 31, 2002. As a percentage of net sales, operating income increased from 8.1% to 8.6%. Our operating income increased 69.4% from ¥7,868 million for the nine months ended December 31, 2001 to ¥13,326 million for the nine months ended December 31, 2002.

Other Income (Expenses)

We had other income in the amount of ¥392 million for the three months ended December 31, 2001 while we incurred other expenses in the amount of ¥1,380 million for the three months ended December 31, 2002. We incurred other expenses in the amount of ¥926 million for the nine months ended December 31, 2001 and other expenses in the amount of ¥4,332 million for the nine months ended December 31, 2002.

Interest and dividend income decreased from ¥105 million for the three months ended December 31, 2001 to ¥80 million for the three months ended December 31, 2002 due to a decrease in cash and cash equivalents. Interest and dividend income decreased from ¥450 million for the nine months ended December 31, 2001 to ¥289 million for the nine months ended December 31, 2002.

Interest expense also decreased from ¥280 million for the three months ended December 31, 2001 to ¥220 million for the three months ended December 31, 2002 due to the repayments of long-term debt. Interest expense decreased from ¥942 million for the nine months ended December 31, 2001 to ¥718 million for the nine months ended December 31, 2002.

For the three months ended December 31, 2002, we recorded a net foreign exchange loss in the amount of ¥510 million, of which ¥296 million occurred at Nidec and ¥187 million occurred at Nidec Philippines Corporation. The loss at Nidec was principally due to the appreciation of the yen against the U.S. dollar as this eroded the yen value of its net foreign currency denominated assets. The loss at Nidec Philippines Corporation was principally due to the strengthening of the yen against the Philippine peso as Nidec Philippines Corporation had net yen-denominated borrowings while its functional currency is the Philippines Peso. For the three months ended December 31, 2001, we recorded a net foreign exchange gain in the amount of ¥2,133 million due to the depreciation of the yen against other currencies. For the nine months ended December 31, 2002, we recorded a net foreign exchange loss in the amount of ¥3,587 million. For the nine months ended December 31, 2001, we recorded a net foreign exchange gain in the amount of ¥1,520 million.

Loss on marketable securities improved ¥786 million from a loss of ¥1,346 million for the three months ended December 31, 2001 to a loss of ¥560 million for the three months ended December 31, 2002 reflecting slower declines in the market value of Japanese equity securities. We had a loss on marketable securities in the amount of ¥1,341 million for the nine months ended December 31, 2001 and a loss of ¥616 million for the nine months ended December 31, 2002.

Other, net decreased from a loss of ¥220 million for the three months ended December 31, 2001 to a loss of ¥170 million for the three months ended December 31, 2002. Other, net improved ¥913 million from a loss of ¥613 million for the nine months ended December 31, 2001 to gain of ¥300 million for the nine months ended December 31, 2002.

Income before Provision for Income Taxes

As a result of the foregoing, our income before provision for income taxes decreased 16.2% from ¥4,455 million for the three months ended December 31, 2001 to ¥3,733 million for the three months ended December 31, 2002. Our income before provision for income taxes increased 29.6% from ¥6,942 million for the nine months ended December 31, 2001 to ¥8,994 million for the nine months ended December 31, 2002.

Provision for Income Taxes

The provision for income taxes increased 0.3% from ¥1,183 million for the three months ended December 31, 2001 to ¥1,187 million for the three months ended December 31, 2002. Our estimated effective income tax rate increased from 26.6% for the three months ended December 31, 2001 to 31.8% for the three months ended December 31, 2002. This was mainly due to reduced tax benefits received by foreign subsidiaries in the form of decreased tax-exempt income and income derived from lower tax jurisdictions. The provision for income taxes decreased 14.7% from ¥2,006 million for the nine months ended December 31, 2001 to ¥1,711 million for the nine months ended December 31, 2002. Our estimated effective income tax rate decreased from 28.9% for the nine months ended December 31, 2001 to 19.0% for the nine months ended December 31, 2002.

Minority Interest in Income (Loss) of Consolidated Subsidiaries

For the three months ended December 31, 2002, minority interest in income of our consolidated subsidiaries was ¥224 million as compared with a loss of ¥20 million for the three months ended December 31, 2001. This increase was mainly due to the addition of our newly consolidated subsidiaries. For the nine months ended December 31, 2002, minority interest in income of our consolidated subsidiaries was ¥549 million as compared with ¥41 million for the nine months ended December 31, 2001.

Equity in Net (Income)/Losses of Affiliated Companies

We had equity in net income of affiliated companies in the amount of ¥411 million for the three months ended December 31, 2002 and equity in net losses of our affiliated companies in the amount of ¥644 million for the three months ended December 31, 2001. The reason for this change was that our accounting for goodwill has been changed by the adoption of SFAS 142, which became effective on April 1. We had equity in net income of affiliated companies in the amount of ¥1,011 million for the nine months ended December 31, 2002 and equity in net losses of our affiliated companies in the amount of ¥1,796 million for the nine months ended December 31, 2001.

We ceased to amortize ¥9,237 million of the portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee that is recognized as goodwill. For the three-month period ended December 31, 2002, we did not recognize ¥648 million of amortization on the equity method goodwill. As for equity method goodwill, under the guidelines of SFAS 142, we will continue to review equity method investments for impairment in accordance with Accounting Principles Boards Opinion No. 18.

Net Income

As a result of the foregoing, our net income increased from ¥2,648 million for the three months ended December 31, 2001 to ¥2,733 million for the three months ended December 31, 2002. As a result of the foregoing, our net income increased from ¥3,099 million for the nine months ended December 31, 2001 to ¥7,745 million for the nine months ended December 31, 2002.

Segment Information

Based on the applicable criteria set forth in Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," we have nine reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, and the others are eight of Nidec´s consolidated subsidiaries: Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec America Corporation, Nidec Power Motor Corporation, Nidec (Dalian) Limited, Nidec Shibaura Corporation and Nidec Tosok Corporation.

Nidec (Dalian) Limited, Nidec Shibaura Corporation and Nidec Tosok Corporation were identified as reportable segments in the current period. Segment information for the three-month periods ended December 31, 2001 and 2002 has been restated to conform to the current presentation.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment´s country of domicile. Nidec Corporation, Nidec Power Motor Corporation, Nidec Shibaura Corporation and Nidec Tosok Corporation apply Japanese GAAP, Nidec Singapore Corporation applies Singaporean accounting principles, Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles, Nidec Philippines Corporation applies Philippine accounting principles, Nidec America Corporation applies U.S. GAAP, and Nidec (Dalian) Corporation applies Chinese accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the eight operating segments other than Nidec America Corporation, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors´ bonuses, and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the three months ended December 31, 2001 and 2002. The second table shows operating profit or loss by reportable operating segment for the three months ended December 31, 2001 and 2002:

	Three months ended December 31,

	2001	2002	2002

	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥17,589	¥17,504	$145,988
Intrasegments revenues	17,741	16,112	134,379
Sub total	35,330	33,616	280,367
Nidec Singapore
External revenues	13,645	12,011	100,175
Intrasegments revenues	1,043	889	7,414
Sub total	14,688	12,900	107,589
Nidec Electronics (Thailand)
External revenues	3,948	5,131	42,794
Intrasegments revenues	6,890	6,110	50,959
Sub total	10,838	11,241	93,753
Nidec Philippines
External revenues	1,350	992	8,274
Intrasegments revenues	5,359	4,910	40,951
Sub total	6,709	5,902	49,225
Nidec America
External revenues	1,708	1,419	11,835
Intrasegments revenues	168	101	842
Sub total	1,876	1,520	12,677
Nidec Power Motor
External revenues	2,096	2,169	18,090
Intrasegments revenues	5	21	175
Sub total	2,101	2,190	18,265
Nidec (Dalian)
External revenues	9	24	200
Intrasegments revenues	5,955	6,542	54,562
Sub total	5,964	6,566	54,762
Nidec Shibaura
External revenues	3,487	3,466	28,908
Intrasegments revenues	720	843	7,031
Sub total	4,207	4,309	35,939
Nidec Tosok
External revenues	-	5,004	41,735
Intrasegments revenues	-	126	1,051
Sub total	-	5,130	42,786
All Others
External revenues	6,429	11,591	96,672
Intrasegments revenues	10,644	14,381	119,942
Sub total	17,093	25,972	216,614
Total
External revenues	50,261	59,311	494,671
Intrasegments revenues	48,545	50,035	417,306
Adjustments(*)	123	119	992
Intrasegments elimination	(48,545)	(50,035)	(417,306)

Consolidated total (net sales)	¥50,384	¥59,430	$495,663

 (*) See Note 8 to the unaudited interim consolidated financial statements.

	Three months ended December 31,

	2001	2002	2002

Segment profit or loss:
Nidec	¥1,627	¥1,152	$9,608
Nidec Singapore	481	524	4,370
Nidec Electronics (Thailand)	310	794	6,622
Nidec Philippines	716	351	2,928
Nidec America	(137)	71	592
Nidec Power Motor	6	77	642
Nidec (Dalian)	453	640	5,338
Nidec Shibaura	24	7	58
Nidec Tosok	-	178	1,485
All Others	666	1,324	11,043

Total	4,146	5,118	42,686

Adjustments (*)	(83)	(5)	(42)

Consolidated total	¥4,063	¥5,113	$42,644

 (*) See Note 8 to the unaudited interim consolidated financial statements.

Net sales of Nidec Corporation decreased 4.9% from ¥35,330 million for the three months ended December 31, 2001 to ¥33,616 million for the three months ended December 31, 2002. This decline resulted from decreased sales of hard disk drive spindle motors which more than offset increased sales of cooling fans for home video game consoles, small precision brushless DC motors used in DVD, CD-R and CD-R/W products and mid-size motors for automobile power steering systems. Operating profit decreased 29.2% from ¥1,627 million for the three months ended December 31, 2001 to ¥1,152 million for the three months ended December 31, 2002, due to the drop in unit prices of hard disk drive spindle motors.

Net sales of Nidec Singapore Corporation decreased 12.2% from ¥14,688 million for the three months ended December 31, 2001 to ¥12,900 million for the three months ended December 31, 2002. This decrease in sales was primarily due to the drop in unit prices for hard disk drive spindle motors from a few main customers. However, operating profit increased 8.9% from ¥481 million for the three months ended December 31, 2001 to ¥524 million for the three months ended December 31, 2002, due to increased domestic manufacturing of high-margin hard disk drive spindle motors and decreased sales of imported low-margin small precision motors.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased 3.7% from ¥10,838 million for the three months ended December 31, 2001 to ¥11,241 million for the three months ended December 31, 2002, due to an increase in customer demand for fluid dynamic bearing motors from main customers. Operating profit increased 156.1% from ¥310 million for the three months ended December 31, 2001 to ¥794 million for the three months ended December 31, 2002. The major reason for this increase in operating profit was a successful shift to mass production of fluid dynamic bearing motors from conventional ball bearing motors.

Net sales of Nidec Philippines Corporation decreased 12.0% from ¥6,709 million for the three months ended December 31, 2001 to ¥5,902 million for the three months ended December 31, 2002, due to a delay in the shift to fluid dynamic bearing motors from ball bearing motors by a few main customers. Operating profit decreased 51.0% from ¥716 million for the three months ended December 31, 2001 to ¥351 million for the three months ended December 31, 2002, due to the decreased sales and increased depreciation of capital investment for the production of fluid dynamic bearing motors.

Net sales of Nidec America Corporation decreased 19.0% from ¥1,876 million for the three months ended December 31, 2001 to ¥1,520 million for the three months ended December 31, 2002, due to decreased sales of fan motors. However, operating profit increased ¥208 million from an operating loss of ¥137 million for the three months ended December 31, 2001 to an operating profit of ¥71 million. This was mainly due to increased domestic manufacturing of high-margin fan products and the exit from an unprofitable power supply business.

Net sales of Nidec Power Motor Corporation increased 4.2% from ¥2,101 million for the three months ended December 31, 2001 to ¥2,190 million for the three months ended December 31, 2002. Operating profit increased ¥71 million from ¥6 million for the three months ended December 31, 2001 to ¥77 million for the three months ended December 31, 2002, due to the shift of production to China and cost reduction activity.

Net sales of Nidec (Dalian) Limited increased 10.1% from ¥5,964 million for the three months ended December 31, 2001 to ¥6,566 million for the three months ended December 31, 2002, due to an increase in customer demand for DC motors. Operating profit increased 41.3% from ¥453 million for the three months ended December 31, 2001 to ¥640 million for the three months ended December 31, 2002. The major reason for this increase in operating profit came from the improvement of cost efficiency by increased production of profitable DC motors for notebook-type personal computers.

Net sales of Nidec Shibaura Corporation increased 2.4% from ¥4,207 million for the three months ended December 31, 2001 to ¥4,309 million for the three months ended December 31, 2002. Operating profit decreased ¥17 million from ¥24 million for the three months ended December 31, 2001 to ¥7 million for the three months ended December 31, 2002. There was no significant reason for the change in sales and operating profit compared to the same period of the previous year.

Nidec Tosok Corporation has been consolidated since February 2002. Therefore, we do not present comparative data for the three-month period ended December 31, 2002.

Within the All Others segment, net sales increased ¥8,879 million, or 51.9% from ¥17,093 million for the three months ended December 31, 2001 to ¥25,972 million for the three months ended December 31, 2002. Operating profit also increased ¥658 million, or 98.8% from ¥666 million for the three months ended December 31, 2001 to ¥1,324 million for the three months ended December 31, 2002. In February 2002, Nidec acquired over 50% ownership of Nidec-Shimpo Corporation and certain other affiliated companies, and these companies were consolidated from their respective acquisition dates. The sales and operating profit of these companies were ¥6,284 million and ¥592 million, respectively, and are included in the All Others segment.

Liquidity and Capital Resources

During the nine months ended December 31, 2002, our total assets decreased by ¥9,318 million, or 3.6%, to ¥248,593 million. This decrease was primarily due to reductions in cash and cash equivalents by ¥12,762 million as a result of net repayment of long-term debt and payment of dividends.

During the nine months ended December 31, 2002, our total liabilities decreased by ¥10,998 million, or 6.7%, to ¥152,250 million. This decrease was due mainly to net repayment of ¥3,112 million in long-term debt used primarily for our capital investment, net repayment of ¥1,144 million in short-term borrowings and a decrease of ¥3,379 million in accrued income taxes payable.

During the nine months ended December 31, 2002, working capital decreased by ¥2,704 million, or 41.4%, to negative ¥9,238 million. This was due to our decision to take advantage of the prevailing low interest rate environment in Japan by funding a greater portion of our operations through short-term borrowings from banks that offer relatively lower interest rates than long-term debt. As of December 31, 2002, we had sufficient sources of unsecured loans from more than ten banks, which are promptly available upon our request, as well as unused backup lines of credit amounting to ¥45,306 million from banks. Accordingly, we do not anticipate that we will experience difficulty meeting cash requirements despite having negative working capital.

Cash Flows

Net cash provided by operating activities increased from ¥8,863 million for the nine months ended December 31, 2001 to ¥13,784 million for the nine months ended December 31, 2002. This increase was principally due to an increase in depreciation and amortization and notes and accounts payable for the nine months ended December 31, 2002 compared with the same period of the previous year despite a decrease in equity in net income of affiliated companies and accrued income taxes. Depreciation and amortization increased despite the adoption of SFAS 142 pursuant to which we no longer amortize goodwill due to investments in machinery and equipment for production of fluid dynamic bearing motors.

Net cash used in investing activities was ¥18,052 million for the nine months ended December 31, 2002 compared with ¥15,434 million for the nine months ended December 31, 2001. This increase was due mainly to an increase in addition to property, plant and equipment.

Net cash used in financing activities was ¥6,136 million for the nine months ended December 31, 2002 and net cash provided by financing activities was ¥3,643 million for the nine months ended December 31, 2001. This increase in net cash used in financing activities during the nine months ended December 31, 2002 as compared with the same period of the previous year was mainly due to decreases in short-term borrowings and repayments of long-term debt.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands

	2002
			December 31,
	March 31	December 31	2002

		(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	¥38,495	¥25,733	$214,621
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥378 million ($3,153 thousand) in March and ¥390 million ($3,253 thousand) in December:
Notes	14,159	11,164	93,111
Accounts	46,253	50,173	418,457
Inventories:
Finished goods	9,222	7,734	64,504
Raw materials	4,748	4,737	39,508
Work in progress	4,458	4,767	39,758
Project in progress	705	830	6,922
Supplies and other	468	421	3,511
Prepaid expenses and other current assets	6,174	9,523	79,424
Total current assets	124,682	115,082	959,816

Marketable securities and other securities investments	6,383	5,945	49,583
Investments in and advances to affiliated companies	29,776	29,390	245,121
Property, plant and equipment:
Land	17,348	18,628	155,363
Buildings	39,728	39,970	333,361
Machinery and equipment	80,560	82,467	687,798
Construction in progress	5,827	6,247	52,102
	143,463	147,312	1,228,624
Less - Accumulated depreciation	(58,047)	(60,608)	(505,488)
	85,416	86,704	723,136

Other non-current assets	11,654	11,472	95,680

Total assets	¥257,911	¥248,593	$2,073,336

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS´ EQUITY

	Yen in millions		U.S. dollars in thousands

	2002
			December 31,
	March 31	December 31,	2002

		(Unaudited)	(Unaudited)
Current liabilities:
Short-term borrowings	¥58,395	¥55,125	$459,758
Current portion of long-term debt	15,365	14,960	124,771
Trade notes and accounts payable	44,973	43,957	366,614
Other current liabilities	12,483	10,278	85,721
Total current liabilities	131,216	124,320	1,036,864

Long-term liabilities:
Long-term debt	21,360	18,178	151,610
Accrued pension and severance costs	9,496	9,579	79,891
Other long-term liabilities	1,176	173	1,443
Total current liabilities	32,032	27,930	232,944

Minority interest in consolidated subsidiaries	9,188	9,093	75,838
Commitments and contingencies
Shareholders' equity:

Common stock autorized:
240,000,000 shares in 2002; issued and outstanding: 63,563,653 shares in March and 63,572,391 shares in December
	26,469	26,477	220,826
Additional paid-in capital	25,801	25,809	215,254
Retained earnings	34,299	40,773	340,058
Accumulated other comprehensive income (loss)	(1,085)	(5,746)	(47,923)
Foreign currency translation adjustments	(1,401)	(5,759)	(48,032)
Unlealized gains on seculities	326	23	192
Minimum pension liability adjustment	(10)	(10)	(83)
Treasury stock, at cost: 1,172 shares in March and 8,339 shares in December	(9)	(63)	(525)
Total shareholders' equity	85,475	87,250	727,690

Total liabilities and shareholders' equity	¥257,911	¥248,593	$2,073,336

  The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Yen in millions		U.S. dollars in thousands

	For the three-month period ended December 31		For the three-month period ended December 31,

	2001	2002	2002

Net sales	¥50,384	¥59,430	$495,663

Operating expenses:
Cost of products sold	40,997	47,950	399,917
Selling, general and administrative expenses	3,927	4,673	38,974
Research and development expenses	1,397	1,694	14,128

	46,321	54,317	453,019

Operating income	4,063	5,113	42,644

Other income (expense):
Interest and dividend income	105	80	667
Interest expense	(280)	(220)	(1,835)
Foreign exchange gain (loss), net	2,133	(510)	(4,253)
Loss on marketable securities, net	(1,346)	(560)	(4,671)
Other, net	(220)	(170)	(1,418

	392	(1,380)	(11,510)

Income before provision for income taxes	4,455	3,733	31,134
Provision for income taxes	(1,183)	(1,187)	(9,900)

Income before minority interest and equity in earnings of affiliated companies	3,272	2,546	21,234
Minority interest in income (loss) of consolidated subsidiaries	(20)	224	1,868
Equity in net (income) losses of affiliated companies	644	(411)	(3,428)

Net income	¥2,648	¥2,733	$22,794

	Yen		U.S. dollars
Per share data:
Net income - basic	¥41.66	¥42.99	$0.36
- diluted	¥39.63	¥40.89	$0.34
Cash dividends	¥15.00	¥10.00	$0.08

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Yen in millions		U.S. dollars in thousands

	For the nine-month period ended December 31		For the nine-month period ended December 31,

	2001	2002	2002

Net sales	¥137,143	¥174,766	$1,457,598

Operating expenses:
Cost of products sold	113,726	141,671	1,181,576
Selling, general and administrative expenses	11,249	14,710	122,686
Research and development expenses	4,300	5,059	42,193

	129,275	161,440	1,346,455

Operating income	7,868	13,326	111,143

Other income (expense):
Interest and dividend income	450	289	2,410
Interest expense	(942)	(718)	(5,988)
Foreign exchange gain (loss), net	1,520	(3,587)	(29,917)
Loss on marketable securities, net	(1,341)	(616)	(5,138)
Other, net	(613)	300	2,502

	(926)	(4,332)	(36,131)

Income before provision for income taxes	6,942	8,994	75,012
Provision for income taxes	(2,006)	(1,711)	(14,270)

Income before minority interest and equity in earnings of affiliated companies	4,936	7,283	60,742
Minority interest in income of consolidated subsidiaries	41	549	4,579
Equity in net (income) losses of affiliated companies	1,796	(1,011)	(8,432)

Net income	¥3,099	¥7,745	$64,595

	Yen		U.S. dollars
Per share data:
Net income - basic	¥48.76	¥121.84	$1.02
- diluted	¥46.82	¥115.92	$0.97
Cash dividends	¥27.50	¥20.00	$0.17

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS´ EQUITY

AND COMPREHENSEVE INCOME (LOSS)
(Unaudited)

	Yen in millions

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

	Shares	Amount

Balance at March 31, 2002	63,563,653	¥26,469	¥25,801	¥34,299	¥(1,085)	¥(9)	¥85,475
Comprehensive income:
Net income				7,745			7,745
Other comprehensive income (loss)
Foreign currency translation adjustments					(4,358)		(4,358)
Unrealized gains on securities, net of reclassification adjustment					(303)		(303)
Total comprehensive income							3,084
Dividends paid				(1,271)			(1,271)
Conversion of convertible debt	8,738	8	8				16
Purchase of treasury stock						(54)	(54)

Balance at December 31, 2002	63,572,391	¥26,477	¥25,809	¥40,773	¥(5,746)	¥(63)	¥87,250

	U.S. dollars in thousands

	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2002	$220,759	$215,187	$286,064	$(9,049)	$(75)	$712,886
Comprehensive income:
Net income			64,595			64,595
Other comprehensive income (loss)
Foreign currency translation adjustments				(36,347)		(36,347)
Unrealized gains on securities, net of reclassification adjustment				(2,527)		(2,527)
Total comprehensive income						25,721
Dividends paid			(10,601)			(10,601)
Conversion of convertible debt	67	67				134
Purchase of treasury stock					(450)	(450)

Balance at Decdember 31, 2002	$220,826	$215,254	$340,058	$(47,923)	$(525)	$727,690

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Yen in millions		U.S. dollars in thousands

	For the nine-month period ended December 31		For the nine-month period ended December 31,

	2001	2002	2002

Cash flows from operating activities:
Net income	¥3,099	¥7,745	$64,595
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,335	9,625	80,275
Other than temporary loss on devaluation of marketable securities	1,387	594	4,954
Loss on sales and disposal of fixed assets	298	729	6,080
Deferred income taxes	(96)	45	375
Minority interest in income of consolidated subsidiaries	41	549	4,579
Equity in net losses (income) of affiliated companies	1,796	(1,011)	(8,432)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(1,981)	(2,885)	(24,062)
Decrease in inventories	2,374	96	801
(Decrease) increase in notes and accounts payable	(3,873)	1,948	16,247
Decrease in accrued income taxes	(1,247)	(3,379)	(28,182)
Other	(270)	(272)	(2,268)

Net cash provided by operating activities	8,863	13,784	114,962

Cash flows from investing activities:
Additions to property, plant and equipment	(15,697)	(16,800)	(140,117)
Proceeds from sales of property, plant and equipment	2,536	264	2,202
Purchases of marketable securities	(215)	(28)	(234)
Proceeds from sales of marketable securities	74	95	792
Investments in and advances to affiliated companies	(2,307)	(574)	(4,787)
Proceeds from sales of investments in affiliated companies	192	-	-
Proceeds (payments) for additional investments in subsidiaries, net of cash acquired	97	(634)	(5,288)
Other	(114)	(375)	(3,127)

Net cash used in investing activities	(15,434)	(18,052)	(150,559)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	5,023	(1,144)	(9,541)
Proceeds from issuance of long-term debt	3,035	2,545	21,226
Repayments of long-term debt	(2,641)	(5,657)	(47,181)
Dividends paid	(1,748)	(1,271)	(10,601)
Other	(26)	(609)	(5,078)

Net cash provided by (used in) financing activities	3,643	(6,136)	(51,175)

Effect of exchange rate changes on cash and cash equivalents	767	(2,358)	(19,666)
Net decrease in cash and cash equivalents	(2,161)	(12,762)	(106,438)
Csah and cash equivalents at beginning of period	30,204	38,495	321,059

Cash and cash equivqlents at end of the third quater	¥28,043	¥25,733	$214,621

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis preparation:

The accompanying interim condensed consolidated financial statements of Nidec Corporation and its consolidated subsidiaries (collectively "NIDEC") have been prepared in accordance with accounting principles generally accepted in the United States. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which Nidec Corporation (the "Company") considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the three months and the nine months ended December 31, 2002 are not necessarily indicative of results that may be expected for the full year.

U.S. dollar amounts are included solely for the convenience of the reader at the rate of ¥119.90    = US$1, the approximate current exchange rate at December 31, 2002.

Certain reclassifications in the consolidated statements of income and the consolidated statements of cash flows for the nine-month period ended December 31, 2001 have been made to conform to the presentation used for the nine-month period ended December 31, 2002.

Recent pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"). NIDEC is required to adopt SFAS 143 effective on April 1, 2003. SFAS 143 requires full recognition of asset retirement obligations on the balance sheet from the point in time at which a legal obligation exists. The obligation is required to be measured at fair value. The carrying value of the asset or assets to which the retirement obligation relates would be increased by an amount equal to the liability recognized. This amount would then be included in the depreciable base of the asset and charged to income over its life as depreciation. NIDEC is currently in the process of evaluating the impact that SFAS 143 will have on its consolidated financial statements.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") and provides new rules on asset impairment and a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of SFAS 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The new rules also supersede the provisions of APB Opinion 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," with regard to reporting the effects of a disposal of a segment of a business and require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred. NIDEC adopted SFAS144 on April 1, 2002. The adoption of SFAS144 did not have a material impact on NIDEC´s result of operations and financial position, and cash flows.

In April 2002, the FASB issued SFAS 145 "ﾈRescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"), effective for fiscal years beginning or transactions occurring after May15, 2002. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others. The adoption of SFAS No. 145 is not expected to have a material impact on NIDEC´s results of operations and financial position, and cash flows.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," which required that a liability for an exit cost be recognized upon the entity´s commitment to an exit plan. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 is not expected to have a material impact on NIDEC´s results of operations and financial position, and cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor´s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for NIDEC´s year-end disclosure as of March 31, 2003. The adoption of FIN 45 is not expected to have a material effect on NIDEC´s results of operations, financial position, and cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends SFAS 123 "Accounting for Stock-Based Compensation" ("SFAS 123") to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS 148 is expected to impact only the disclosures for the fiscal year ending March 31, 2003, not NIDEC´s results of operations, financial position, and cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 are effective for NIDEC on July 1, 2003. The adoption of FIN 46 is not expected to have a material effect on NIDEC´s results of operations, financial position, and cash flows.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

2. Goodwill and other intangible assets

In July 2001, FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations initiated after June 30, 2001. SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written down when impaired, rather than being amortized as the previous standards required.

SFAS 142 became effective as of April 1, 2002. In accordance with SFAS 142, we ceased to amortize ¥3,663 million ($30,550 thousand) of goodwill on a straight-line basis over its estimated useful life. As a result of the adoption of SFAS 142, for the nine-month period ended December 31, 2002, we did not recognize ¥725 million ($6,047 thousand) of goodwill amortization expense that would have been recognized if the previous standards had been in effect.

Also, we ceased to amortize ¥9,237 million ($77,039 thousand) of the portion of the difference between the cost of an investment and the amount of underlying equity in net assets of an equity method investee that is recognized as goodwill. For the nine-month period ended December 31, 2002, we did not recognize ¥1,943 million ($16,205 thousand) of amortization on the equity method goodwill. As for equity method goodwill, under the guidelines of SFAS 142, we will continue to review equity method investments for impairment in accordance with Accounting Principles Boards Opinion No. 18.

We have completed the transitional impairment test for existing goodwill as required by SFAS 142. We have determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill upon the adoption of SFAS 142.

The changes in the carrying amount of goodwill for the nine-month period ended December 31, 2002 are as follows:

	Yen in millions	U.S dollars in thousands
Balance as of April 1, 2002	¥3,611	$30,117
Goodwill acquired during the nine months	52	433
Balance as of December 31, 2002	¥3,663	$30,550

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The carrying amounts of goodwill by operating segment as of April 1, 2002 were ¥3,520 million for the NCJ segment and ¥91 million for the NET segment. The amount of goodwill acquired during the nine-month period ended December 31, 2002 was ¥52 million ($433 thousand) for the NCJ segment. ¥91 million ($759 thousand) of goodwill was transferred to the NSBC segment from the NET segment due to the sales of shares of Nidec Shibaura Electronics (Thailand) Co., Ltd. As a result of the sales, the carrying amounts of goodwill by operating segment as of December 31, 2002 were ¥3,572 million ($29,791 thousand) for the NCJ segment, and¥91 million ($759 thousand) for the NSBC segment.

Actual results of operation for the nine-month period ended December 31, 2002 and pro forma results of operation for the nine-month period ended December 31, 2001 if we had applied non-amortized provisions of SFAS 142 in those periods are as follows:

	Yen in millions		U.S. dollars in thousands
	For the nine-month period ended December 31		For the nine-month period ended December 31
	2001	2002	2002
Reported net income	¥3,099	¥7,745	$64,595
Add back:
Goodwill amortization	529	-	-
Equity method goodwill amortization	2,644	-	-
Adjusted net income	6,272	¥7,745	$64,595

Per share data:
Reported basic EPS	¥48.76	¥121.84	$1.02
Add back:
Goodwill amortization	8.33	-	-
Equity method goodwill amortization	41.60	-	-
Adjusted basic EPS	¥98.69	¥121.84	$1.02

Reported diluted EPS	¥46.82	¥115.92	$0.97
Add back:
Goodwill amortization	7.87	-	-
Equity method goodwill amortization	39.33	-	-
Adjusted diluted EPS	¥94.02	¥115.92	$0.97

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

3. Earnings per share:

Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period (63,556,714 and 63,565,433 shares for the three-month periods ended December 31, 2001 and 2002, respectively). Diluted earnings per common share is computed using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding during the periods (67,232,284 and 67,222,626 shares for the three-month periods ended December 31, 2001 and 2002, respectively). All per share amounts have been restated to reflect the retroactive effect of stock splits. Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period (63,553,404 and 63,565,565 shares for the nine-month periods ended December 31, 2001 and 2002, respectively). Diluted earnings per common share is computed using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding during the periods (67,227,857 and 67,224,557 shares for the nine-month periods ended December 31, 2001 and 2002, respectively). All per share amounts have been restated to reflect the retroactive effect of stock splits.

4.Summarized income statements information for affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in thousands
	For the nine-month period ended December 31		For the nine-month period ended December 31,
	2001	2002	2002
Net revenue	¥98,005	¥64,147	$535,004
Gross profit	¥16,595	¥11,252	$93,845
Net income	¥2,015	¥2,242	$18,699

In February 2002, Nidec acquired additional ownership of Nidec-Shimpo Corporation ("NSCJ") and Nidec-Tosok Corporation ("NTSC") which became consolidated subsidiaries. As a result of these acquisitions, Nidec´s ownership of certain other equity-method affiliates such as Nidec-Read Corporation ("NRCJ") increased and they also became consolidated subsidiaries.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

5. Income taxes:

NIDEC is subject to a number of different income taxes, that, in the aggregate, indicate a statutory rate in Japan of approximately 42.0% for the nine-month periods ended December 31, 2001 and 2002. Reconciliation of the differences between the statutory tax rate and the estimated effective income tax rate are as follows:

	For the nine-month period ended December 31

	2001	2002

Statutory tax rate	42.0%	42.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(25.9)	(33.9)
Tax on undistributed earnings	9.7	10.8
Other	3.1	0.1

Estimated effective income tax rate	28.9%	19.0%

The estimated effective tax rate for the nine-month period ended December 31, 2002 was lower compared to the estimated effective tax rate for the nine-month period ended December 31, 2001. This was mainly due to tax benefits received by foreign subsidiaries in the form of increased tax-exempt income and income derived from lower tax jurisdictions.

6. Comprehensive income:

NIDEC´s total comprehensive income (loss) for the nine-month periods ended December 31, 2001 and 2002 was as follows:

	Yen in millions		U.S. dollars in thousands

	For the nine-month period ended December 31		For the nine-month period ended December 31,

	2001	2002	2002

Net income	¥3,099	¥7,745	$64,595
Other comprehensive income (loss):
Foreign currency translation adjustments	1,755	(4,358)	(36,347)
Unrealized gains on securities, net of reclassification adjustment	(523)	(303)	(2,527)

	1,232	(4,661)	(38,874)

Total comprehensive income	¥4,331	¥3,084	$25,721

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

7. Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥157 million ($1,309 thousand) at December 31, 2002. These contingent liabilities primarily relate to a Nidec Tosok Corporation´s guarantee of its subcontractor´s borrowings from a bank for a period of 10 years.

The Company and its U.S. subsidiary, Nidec America Corporation (collectively, the "Companies"), were sued in 1991 in the U.S. District Court, District of Connecticut, by Comair Rotron, Inc. ("Rotron"), an action in which Rotron claims that fans manufactured or distributed by the Companies infringe upon two of Rotron´s patents. The case was tried by jury in Hartford, Connecticut from April 1 through April 22, 2002. The jury returned a verdict finding that one category of the Companies´ fans infringed upon one of the 12 claims made by Rotron related to one of its patents. The fans found to be infringing are those produced on magnetizing fixtures of Nidec America Corporation. The jury found no infringement by fans manufactured on fixtures of the Company, and it found no infringement by the Companies upon Rotron´s patent covering the apparatus and method by which the fans are made. The jury´s verdict rejected the Companies´ defense of patent invalidity. At the end of June 2002, the U.S. District Court Judge directed the parties to participate in a mediation conducted by a U.S. Magistrate Judge in an attempt to settle the case. The mediation began with the submission by both parties of comprehensive confidential mediation statements to the Magistrate Judge, followed by two full days of meetings with him, one on August 30, 2002 and the other on September 27, 2002. The mediation has not resulted in the settlement of the case. It is not possible at this stage to determine the outcome of this matter or the amount of damages, if any, that may result. The Companies will defend themselves vigorously on the grounds of non-infringement, invalidity and inequitable conduct.

The Company received notice from Matsushita Electric Industrial Co., Ltd. ("Matsushita") claiming that small precision brushless DC motors manufactured by the Company infringe one of Matsushita´s patents relating to neodymium magnets and the Company has not been able to resolve this matter through negotiation. Accordingly, the Company filed an appeal with the Japanese Patent Office on November 16, 2001 seeking a declaratory judgment that the patent is invalid on several grounds, the primary one being that the invention is obvious in view of prior art. On July 17, 2002 the Japan Patent Office decided that Matsudhita´s patent was invalid. On August 18, 2002 Matsushita petitioned Tokyo High Court to cancel the decision of the Japan Patent Office. It is likely that Matsushita will file a patent infringement action against the Company in district court. If the Tokyo High Court were to conclude that the patent was valid and the Company were to lose on appeal in subsequent judicial proceedings, it is possible that the Company´s small precision brushless DC motors will be found to infringe the patent. In that event, Matsushita could demand damages for past infringement as well as a reasonable royalty for a license to continue manufacturing small precision brushless DC motors under the patent, all of which could have an adverse effect on NIDEC´s financial condition and results of operations. However, the Company does not believe that Matsushita´s claim is meritorious and, if a suit is filed, the Company will defend itself vigorously on the ground of non-infringement, invalidity of the patent and inequitable conduct.

NIDEC is subject to other legal proceedings and claims that arise in the ordinary course of business. While it is not possible to predict the ultimate outcome of the matters discussed above, in the opinion of NIDEC´s management, the amount of any ultimate liability with respect to these actions will not materially affect NIDEC´s business, consolidated financial statements or results of operations.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

8. Segment data:

(1)

Enterprise-wide information

The following table provides product information for the three-month periods ended December 31, 2001 and 2002:

	Yen in millions		U.S. dollars in thousands

	For the three-month period ended December 31		For the three-month period ended December 31,

	2001	2002	2002
Net sales:
Small precision motors
Hard disc drive spindle motors	¥26,775	¥26,040	$217,181
Other small precision brushless DC motors	6,150	6,653	55,488
Small precision brushed DC motors	680	915	7,631
Brushless DC fans	5,709	6,662	55,563

Sub total	39,314	40,270	335,863
Mid-size motors	8,364	8,864	73,928
Machinery and power supplies	1,345	5,745	47,915
Others	1,361	4,551	37,957

Consolidated total	¥50,384	¥59,430	$495,663

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The following table provides product information for the nine-month periods ended December 31, 2001 and 2002:

	Yen in millions		U.S. dollars in thousands

	For the nine-month period ended December 31		For the nine-month period ended December 31,

	2001	2002	2002
Net sales:
Small precision motors
Hard disc drive spindle motors	¥67166	¥73,261	$611,017
Other small precision brushless DC motors	15,212	19,001	158,474
Small precision brushed DC motors	1,727	2,553	21,293
Brushless DC fans	16,912	22,212	185,254

Sub total	101,017	117,027	976,038
Mid-size motors	26,695	27,825	232,068
Machinery and power supplies	4,999	16,650	138,866
Others	4,432	13,264	110,626

Consolidated total	¥137,143	¥174,766	$1,457,598

(2) Operating segment information

NCD, NSBC and NTSC were identified as reportable segments in the current period. Segment information for the nine-month period ended December 31, 2001 has been restated to conform to the current presentation.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment´s country of domicile. NCJ, NPMC, NSBC and NTSC apply Japanese GAAP, NCS applies Singaporean accounting principles, NET applies Thai accounting principles, NCF applies Philippine accounting principles, NCA applies U.S. GAAP, and NCD applies Chinese accounting principles.Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the eight operating segments other than NCA, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors´ bonuses, and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The following tables show revenues from external customers and other financial information by operating segment for the three-month periods ended December 31, 2001 and 2002:

Business segments

	Yen in millions		U.S. dollars in thousands

	For the three-month period ended December 31		For the three-month period ended December 31,

	2001	2002	2002
Revenue from external customers:
NCJ	¥17,589	¥17,504	$145,988
NCS	13,645	12,011	100,175
NET	3,948	5,131	42,794
NCF	1,350	992	8,274
NCA	1,708	1,419	11,835
NPMC	2,096	2,169	18,090
NCD	9	24	200
NSBC	3,487	3,466	28,908
NTSC	-	5,004	41,735
All Others	6,429	11,591	96,672

Total	50,261	59,311	494,671
Others *1	123	119	992

Consolidated total	¥50,384	¥59,430	$495,663

*1 Others mainly includes recognition of sales to affiliates that are consolidated under Japanese GAAP but equity accounted under U.S.GAAP.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The following tables show revenues from external customers and other financial information by operating segment for the nine-month periods ended December 31, 2001 and 2002:

	Yen in millions		U.S. dollars in thousands

	For the nine-month period ended December 31		For the nine-month period ended December 31,

	2001	2002	2002
Revenue from external customers:
NCJ	¥45,107	¥49,868	$415,913
NCS	34,368	36,835	307,214
NET	10,424	14,281	119,108
NCF	3,830	3,090	25,771
NCA	5,231	4,742	39,550
NPMC	7,264	6,696	55,847
NCD	11	36	300
NSBC	12,421	11,217	93,553
NTSC	-	14,172	118,199
All Others	17,826	33,552	279,833

Total	136,482	174,489	1,455,288
Others *1	661	277	2,310

Consolidated total	¥137,143	¥174,766	$1,457,598

*1 Others mainly includes recognition of sales to affiliates that are consolidated under Japanese GAAP but equity accounted under U.S. GAAP.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands

	For the three-month period ended December 31		For the three-month period ended December 31,

	2001	2002	2002
Revenue from other operating segments:
NCJ	¥17,741	¥16,112	$134,379
NCS	1,043	889	7,414
NET	6,890	6,110	50,959
NCF	5,359	4,910	40,951
NCA	168	101	842
NPMC	5	21	175
NCD	5,955	6,542	54,562
NSBC	720	843	7,031
NTSC	-	126	1,051
All Others	10,664	14,381	119,942
Total	48,545	50,035	417,306
Intersegment elimination	(48,545)	(50,035)	(417,306)

Consolidated total	¥0	¥0	$0

	Yen in millions		U.S. dollars in thousands

	For the nine-month period ended December 31		For the nine-month period ended December 31,

	2001	2002	2002
Revenue from other operating segments:
NCJ	¥43,426	¥49,902	$416,197
NCS	2,153	2,455	20,475
NET	16,328	16,550	138,032
NCF	14,795	14,511	121,026
NCA	420	354	2,952
NPMC	15	62	517
NCD	16,348	21,325	177,857
NSBC	1,854	1,927	16,072
NTSC	-	415	3,461
All Others	28,992	41,475	345,913
Total	124,331	148,976	1,242,502
Intersegment elimination	(124,331)	(148,976)	(1,242,502)

Consolidated total	¥0	¥0	$0

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands

	For the three-month period ended December 31		For the three-month period ended December 31,

	2001	2002	2002
Segment profit or loss:
NCJ	¥1,627	¥1,152	$9,608
NCS	481	524	4,370
NET	310	794	6,622
NCF	716	351	2,928
NCA	(137)	71	592
NPMC	6	77	642
NCD	453	640	5,338
NSBC	24	7	58
NTSC	-	178	1,485
All Others	666	1,324	11,043

Total	4,146	5,118	42,686
U.S. GAAP adjustments to accrue pension and severance costs	(85)	54	450
Consolidation adjustments mainly related to elimination of intercompany profits *1	22	152	1,268
Reclassification *2	(111)	(143)	(1,193)
Others *3	91	(68)	(567)

Consolidated total	¥4,063	¥5,113	$42,644

*1	Amortization of goodwill of ¥89 million was included in 2001, however, it was not recognized in 2002 as a result of the adoption of SFAS 142.
*2	Loss on disposal of fixed assets was reclassified from other expenses and included in operating expenses.
*3	Others mainly includes other U.S. GAAP adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands

	For the nine-month period ended December 31		For the nine-month period ended December 31,

	2001	2002	2002
Segment profit or loss:
NCJ	¥2,503	¥3,636	$30,325
NCS	1,267	1,510	12,594
NET	785	1,885	15,722
NCF	1,949	867	7,231
NCA	(380)	148	1,234
NPMC	80	269	2,244
NCD	980	2,446	20,400
NSBC	240	(262)	(2,185)
NTSC	-	445	3,711
All Others	1,720	2,953	24,629

Total	9,144	13,897	115,905
U.S. GAAP adjustments to accrue pension and severanse costs	(301)	157	1,310
Consolidation adjustments mainly related to elimination of intercompany profits *1	(1,009)	(187)	(1,560)
Reclassification *2	(239)	(686)	(5,721)
Others *3	273	145	1,209

Consolidated total	¥7,868	¥13,326	$111,143

*1	Amortization of goodwill of ¥774 million was included in 2001, however, it was not recognized in 2002 as a result of the adoption of SFAS 142.
*2	Loss on disposal of fixed assets was reclassified from other expenses and included in operating expenses.
*3	Others mainly includes other U.S. GAAP adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

9. Subsequent events:

On February 14, 2003, the Company and Nidec-Shimpo Corporation ("NSCJ") signed a letter of intent regarding an exchange offer pursuant to which NSCJ will become a wholly-owned subsidiary of NIDEC. The share exchange agreement is expected to be entered into in late April and Ordinary General Meetings of Shareholders to obtain shareholder approvals are scheduled to be convened in June 2003. As a result of the transaction, the Company will issue 0.06 additional shares of common stock in exchange for each share of common stock of NSCJ. The total number of shares to be issued for the transaction will be determined based on the number of NSCJ´s shares held by entities other than NIDEC as of September 30, 2003. The estimated number of additional shares calculated based on NSCJ´s outstanding shares on February 14 was approximately 582,000 shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIDEC CORPORATION

Date: February 28, 2003

                        By:  /S/Hiroshi Toriba

Senior Director, Investor Relations and
Corporate Planning